EXECUTION VERSION

VOTING AGREEMENT

 THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of September 16, 2011 by and between US FT Parent, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of Fundtech Ltd., a company organized under the laws of the State of Israel (the “Company”).

RECITALS

A.           The Company, Merger Sub (as defined below) and Parent intend to enter into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of F.T. Israeli MergerCo Ltd., a company organized under the laws of the State of Israel and a wholly-owned indirect subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.01 nominal value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein;

B.           Shareholder is the beneficial owner (for this and other terms of correlative meaning used throughout this Agreement, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.           Shareholder believes that it is in his, her or its best interest, as a shareholder in the Company, that the Merger be consummated;

D.           As a condition to its willingness to enter into the Merger Agreement, Parent has required that Shareholder undertake in advance to vote its Shares (as defined below) in favor of the Merger;

E.           Prior to or simultaneously with the execution and delivery of this Agreement, that certain Voting Agreement, dated as of June 26, 2011, by and among Shareholder and S1 Corporation, (the “S1 Voting Agreement”), shall terminate in accordance with its terms automatically upon the termination of the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and the Company (the “S1 Merger Agreement”); and

F.           For these reasons, and in consideration of the execution of the Merger Agreement by Parent, Shareholder, solely in his, her or its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares (as defined below) in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.           Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.  For purposes of this Agreement:

(a) “Expiration Date” shall mean the first to occur of (i)  the termination of the Merger Agreement pursuant to Article VIII thereof, (ii) the occurrence of a Company Change of Recommendation pursuant to Section 6.6(e) of the Merger Agreement, or (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(b) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(c) “Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of Shareholder or any other Person hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which Shareholder or such other Person is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and Shareholder undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which Shareholder has beneficial ownership into securities entitled to be voted, or for which Shareholder or such other Person is entitled to consent or act, with respect thereto.

(d) “Transfer”.  A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest in such security, in each case, other than a pledge, encumbrance or option that will not affect the obligations of Shareholder under this Agreement.

2.           Restrictions on Shares.

(a) Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of the Shares to be effected, except for any Transfer (i) to any other Person if (A) such Person, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (B) Shareholder shall continue to be jointly and severally liable to any breach of such voting undertaking by such other Person; or (ii) to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) Shareholder shall continue to have the right to control the vote of the Shares in accordance with this Agreement.

(b) Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

(c) Shareholder shall not take any action that would (i) make any representation or warranty contained in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3.           Agreement to Vote Shares.  At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, Shareholder (solely in its, his or her capacity as such) shall vote, or cause the Shares to be voted: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement; and (ii) against any Company Acquisition Proposal (other than the Merger Agreement or the transactions contemplated thereby, including the Merger).  Except as contemplated by this Agreement, Shareholder has not (a) entered into (except with respect to the S1 Voting Agreement, which shall have been validly terminated prior to or simultaneously with the execution and delivery of this Agreement), and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, or (b) granted (except with respect to the S1 Voting Agreement, which shall have been validly terminated prior to or simultaneously with the execution and delivery of this Agreement), and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to the Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4.           Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a)  Between the date of this Agreement and the Expiration Date, Shareholder shall not take any action that would constitute a violation of the provisions of Sections 6.6(a) and (c) of the Merger Agreement if taken by the Company, in each case with the limitations and exceptions of such provisions contemplated by Section 6.6 of the Merger Agreement that are applicable to the Company or its board of directors  (including the right to participate in discussions or negotiations on the circumstances set forth therein) being similarly applicable to Shareholder.

(b)  Nothing in this Agreement shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.  Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

5.           Proxy.  Concurrently with the execution and delivery of this Agreement, Shareholder shall execute and deliver to HFN Trust Company 2010 Ltd. an irrevocable proxy in the form attached hereto as Exhibit A solely to vote the Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date.

6.           Limitations on Liability.  Notwithstanding anything to the contrary set forth in this Agreement, (x) neither Shareholder nor any of its representatives shall have any liability with respect to Section 4(a) following the date on which the Company has paid the Company Termination Fee; provided, however, that this clause (x) shall not limit the liability of Shareholder for any willful breach of Section 4(a) by Shareholder, (y) neither Shareholder nor any of its representatives shall have any liability pursuant to this Agreement (including Sections 2, 3 and 4(a)) from and after the Effective Time and (z) neither Shareholder nor any of its representatives shall have any liability (whether for willful breach or otherwise) with respect to Section 3 following the delivery of the proxy contemplated by Section 5 if such proxy remains in full force and effect through the Expiration Date and is accepted and honored by the Company at each applicable Voting Event through the Expiration Date, in each case, with respect to all of the Shares.  For purposes of this Agreement, “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Agreement.  Any liability of Shareholder under this Agreement (whether for willful breach or otherwise) shall be subject to the limitations on liabilities against the Company Parties set forth in Sections 9.12(a) and 9.12(c) of the Merger Agreement.

7.           Representations and Warranties of Shareholder. Shareholder hereby represents, warrants and covenants to Parent as follows: (i) Shareholder is the beneficial owner of the Shares indicated on the signature page of this Agreement, which are free and clear of any liens, adverse claims, charges or other encumbrances (except as such encumbrances arising under securities laws or for such liens, adverse claims, charges or other encumbrances as would not prohibit Shareholder’s compliance with its obligations pursuant to this Agreement); (ii) to Shareholder’s knowledge, Shareholder does not own, beneficially or of record any securities of the Company other than the Shares indicated on the signature page of this Agreement; (iii) Shareholder has full power and authority to make, enter into and carry out the terms and conditions under this Agreement; (iv) prior to or simultaneously with the execution and delivery of this Agreement, the S1 Voting Agreement shall have been validly terminated in accordance with its terms automatically upon the termination of the S1 Merger Agreement; (v) the execution and delivery of this Agreement by Shareholder do not, and Shareholder’s performance of its obligations under this Agreement will not: (a) conflict with or violate any order, decree or judgment applicable to Shareholder or to the Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on, any of the Shares pursuant to any agreement to which Shareholder is a party or by which Shareholder is bound or affected, except in each case as would not prohibit Shareholder’s compliance with its obligations pursuant to this Agreement.

8.           Additional Documents.  Shareholder (in his, her or its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement.  Without limiting the generality or effect of the foregoing or any other obligation of Shareholder hereunder, Shareholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein.

9.           Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement.  Upon request of the Shareholder at any time following the termination of this Agreement, Parent shall take all actions required to promptly cause any such legend to be removed from any certificate for the Shares.

10.           Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that the last sentence of Section 9 shall survive any termination of this Agreement; and provided, further, that, subject to Section 6, the termination of this Agreement shall not relieve Shareholder from any liability for any willful breach of this Agreement.

11.           Miscellaneous.

(a)  Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)  Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)  Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)  Specific Performance; Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

(e)  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission, by reliable overnight delivery service (with proof of service) or hand delivery (provided that any notice received on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day unless the notice is required by this Agreement to be delivered within a number of hours or calendar days), addressed as follows (or at such other address or facsimile number for a party as shall be specified by like notice):

if to Parent, to:

GTCR, LLC
300 N. LaSalle Street, Suite 5600
Chicago, IL 60654
Attention:	Collin E. Roche
Facsimile:	(312) 382-3614
Email:	croche@gtcr.com

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:	Thomas H. Kennedy
Richard Witzel
Facsimile:	(917) 777-2526
Email:	Thomas.Kennedy@skadden.com Richard.Witzel@skadden.com

Herzog Fox & Neeman
Asia House, 4 Weizmann St.
Tel-Aviv 64239
Israel
Attention:	Hanan O. Haviv
Facsimile:	+972 (3) 696 6464
Email:	havivh@hfn.co.il

if to the Shareholder, to:

the address or facsimile number set forth on the signature page of this Agreement, with a copy (which shall not constitute notice) to each of:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	David Fox
William B. Sorabella

Facsimile:	(212) 446-6460
Email:	david.fox@kirkland.com
william.sorabella@kirkland.com

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:	Scott Rosenblum
Richard Gilden
Facsimile:	(212) 715-8411
Email:	srosenblum@kramerlevin.com rgilden@kramerlevin.com

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Street
Ramat Gan 52506
Israel
Attention:	Clifford M. J. Felig
Facsimile:	+972 (3) 610-3757
Email:	cfelig@meitar.com

 (f)  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without reference to rules of conflicts of law.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.  EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS.  EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.  NOTHING HEREIN SHALL LIMIT THE ABILITY OF EITHER PARTY TO APPLY TO ISRAELI COURTS FOR THE ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK IN ACCORDANCE WITH THE LAW OF ENFORCEMENT OF FOREIGN JUDGMENTS OF 1958 OR OTHERWISE.

(h) Entire Agreement.  This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Effect of Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

(k) Each of Shareholder and Parent acknowledges the limitations on remedies and liabilities against the Parent Parties and the Company Parties, as applicable, set forth in the Merger Agreement, including Section 9.12 thereof, and agrees that such limitations are binding upon Shareholder and Parent, as applicable.

{Signature Pages to Follow}

 IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

US FT PARENT, INC.

By: /s/ Collin Roche

Signature

Name: Collin Roche

Title: President and Chief Executive Officer

 [Signature Page to Voting Agreement]

CLAL INDUSTRIES AND INVESTMENTS LTD.

By: /s/ Yehud Ben Ezra	/s/ Guy Rosen

Signature of Authorized Signatory

Name: Yehud Ben Ezra	Guy Rosen

Title: VP and Controller	Senior VP

3 Azrieli Center, Triangular Tower, 45th Floor
Tel-Aviv 67023, Israel

Print Address

+972-3-6075778

Facsimile No.

Shares beneficially owned:*
8,799,398 Ordinary Shares
0 Ordinary Shares issuable upon exercise of outstanding options
2,000 Shares of Restricted Stock

* See attached.

[Signature Page to Voting Agreement]

ATTACHMENT TO VOTING AGREEMENT

DATED SEPTEMBER 16, 2011

WITH US FT PARENT, INC.

Clal Industries and Investments Ltd. (“CII”) beneficially owns 8,799,398 Ordinary Shares and 2,000 shares of restricted stock (with respect to which CII will not have voting rights until the restrictions lapse).  For the avoidance of doubt, CII shall not be required to vote and the term “Shares” shall not include the 2,000 shares of restricted stock.

For the avoidance of doubt, CII further disclaims all beneficial ownership for purposes of this Agreement, and the term “Shares” shall not include or be deemed to include, any Ordinary Shares that may be owned beneficially and/or of record by any Affiliate of CII, including, but not limited to, any Shares owned beneficially or of record by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), any Shares held by mutual funds which are managed by subsidiaries of CIEH, Shares which are held for the benefit of clients of companies controlled by Epsilon Investment House Ltd.

EXHIBIT A
IRREVOCABLE PROXY

The undersigned, for consideration received, hereby appoints HFN Trusts Company 2010 Ltd. or another representative designated by it and each of them as my proxies, with power of substitution and resubstitution, to Vote (as defined below) all Shares (as defined below), par value NIS 0.01 per share, of Fundtech Ltd., an Israeli company (“Company”) as follows:

(a)           FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of September 16, 2011 (the “Merger Agreement”), by and among the Company, F.T. Israeli MergerCo Ltd., an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and US FT Parent, Inc., a Delaware corporation (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement, and

(b)           AGAINST any Company Acquisition Proposal (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Agreement.  The undersigned may Vote the Shares on all other matters.

“Shares” means: (i) all equity securities of Fundtech Ltd., an Israeli company (the “Company”)(including Ordinary Shares, par value NIS 0.01 per share, of the Company of  and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Agreement); provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act, with respect thereto.

 “Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Agreement, and is irrevocable (to the fullest extent permitted by Israeli law) until such time as the Voting Agreement (the “Voting Agreement”), dated as of September 16, 2011, among the undersigned and Parent, terminates in accordance with its terms, at which time this Proxy shall expire.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Dated September 16, 2011

CLAL INDUSTRIES AND INVESTMENTS LTD.

By:	/s/ Yehuda Ben Ezra	/s/ Guy Rosen
	Name: Yehuda Ben Ezra	Guy Rosen
	Title: VP and Controller	Senior VP

Shares beneficially owned:*
8,799,398 Ordinary Shares
0 Ordinary Shares issuable upon exercise of outstanding options
2,000 Shares of Restricted Stock

* See attached.

ATTACHMENT TO IRREVOCABLE PROXY

DATED SEPTEMBER 16, 2011

 BY CLAL INDUSTRIES AND INVESTMENTS LTD.

Clal Industries and Investments Ltd. (“CII”) beneficially owns 8,799,398 Ordinary Shares and 2,000 shares of restricted stock (with respect to which CII will not have voting rights until the restrictions lapse).  For the avoidance of doubt, CII shall not be required to vote and the term “Shares” shall not include the 2,000 shares of restricted stock.

For the avoidance of doubt, CII further disclaims all beneficial ownership for purposes of this Agreement, and the term “Shares” shall not include or be deemed to include, any Ordinary Shares that may be owned beneficially and/or of record by any Affiliate of CII, including, but not limited to, any Shares owned beneficially or of record by Clal Insurance Enterprises Holdings Ltd.  (“CIEH”), any Shares held by mutual funds which are managed by subsidiaries of CIEH, Shares which are held for the benefit of clients of companies controlled by Epsilon Investment House Ltd.